Exhibit 1

ASX ANNOUNCEMENT

8 November 2018

WESTPAC NOTES APRA’S ANNOUNCEMENT ON INCREASING LOSS-ABSORBING CAPACITY

Westpac notes APRA’s announcement on its proposed changes to the application of the capital adequacy framework for ADIs to support orderly resolution in the unlikely event of a failure.

While the changes may have varying impacts across all ADI’s, the key feature of the proposals for the four Australian major banks (including Westpac) is increasing their Total Capital requirements by four to five percentage points of risk-weighted assets (RWA), under the current capital adequacy framework. Based on Westpac’s RWA of $425 billion at 30 September 2018, this represents an incremental increase of around $17 billion to $21 billion of Total Capital, with a corresponding decrease in other forms of funding.

APRA noted that it “anticipates the bulk of additional capital raised will be in the form of Tier 2 capital.” APRA also noted that it expects the proposed changes “…to marginally increase each major bank’s cost of funding – incrementally over four years – by up to five basis points based on current pricing.”

Notwithstanding APRA’s indication that the overall cost could add up to five basis points to the Group’s funding, it is not possible at this point to determine the actual total cost for Westpac given:

•             the final details of the rules are yet to be determined;

•             the pricing of any incremental Tier 2 capital will depend on the market price at the time of issue, noting that the proposed changes will increase the supply of such instruments on issue by the Australian banks; and

•             the issuance of incremental Tier 2 will likely reduce the need for other forms of funding, which could also change the cost of that funding.

APRA proposes that the increased requirements will take full effect from 2023, following relevant ADIs being notified of adjustments to Total Capital requirements from 2019.

In addition to the proposals outlined in the discussion paper, APRA noted that it intends to consult on a framework for recovery and resolution in 2019, which will include further details on resolution planning.

APRA is seeking submissions on the proposals by 8 February 2019.

APRA’s full announcement is available on its website www.apra.gov.au

ENDS

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